Part II: Activities of the Broker-Dealer Operator and its Affiliates

Item 6:   Activities of Service Providers

a. Does any employee of the Broker-Dealer Operator or its Affiliate that services both the operations   of the NMS Stock ATS and any other business unit or any Affiliate of the Broker-Dealer Operator   ("shared employee") have access to confidential trading information on the NMS Stock ATS?

X☐☐Yes   ☐☐No

If yes, identify the business unit, Affiliate, or both that the shared employee services, and provide a summary of the role and responsibilities of the shared employee at the ATS and the business unit, Affiliate, or both that the shared employee services.

~~The following are the business units of CODA Markets' parent company, Apex FinTech Solutions Inc, with any shared employees' role and responsibilities:~~

All personnel supporting the CODA NMS ATS are employees of its parent company, Apex FinTech Solutions Inc, but not all employees of Apex FinTech Solutions Inc, support the CODA NMS ATS. Apex FinTech Solutions Inc employees who provide accounting, compliance, technology, and legal services to one or more of Apex FinTech Solutions Inc's other SEC registered broker-dealer(s), including Apex Clearing (CRD: 13071) and Apex Pro (CRD: 146122), and also support the CODA ATS will have access to CODA Markets Confidential Trading Information, are defined in Part II, Item 7(d).

~~CODA Markets will share employees with the parent company Apex FinTech Solutions Inc, who will provide oversight and operations support. Former PDQ Enterprise employees who are now Apex FinTech Solutions Inc employees, including developers and network engineers provide hardware, software, data administration, reporting, report generation, connectivity, data storage, and system access services to CODA Markets.~~

Apex FinTech Solutions Inc technology employees, who do not have access to CODA Markets Confidential Trading Information, ~~who do not support the CODA ATS~~ will have access to technology, unrelated but co-located with the CODA ATS, to support and maintain only the hardware unaffiliated with CODA systems.

The Apex FinTech Solution Inc's Data Research unit, also known as ALISA has access to CODA Markets Confidential Trading Information to ~~is comprised of former PDQ Enterprise employees who are now Apex FinTech Solutions Inc employees. The Data Research Team~~ provide data analysis to both Apex FinTech Solutions Inc and CODA Markets products and clients.

~~Apex FinTech Solutions Inc employees provide accounting and legal services, as referenced in Part 2 Item 7d.~~

Item 7:   Protection of Confidential Trading Information

    a. Describe the written safeguards and written procedures to protect the confidential trading information of Subscribers to the NMS Stock ATS, including:

        i. written standards controlling employees of the ATS that trade for employees' accounts; and

        ii. written oversight procedures to ensure that the safeguards and procedures described above are implemented and followed.

Protection of CODA Markets Confidential Trading Information:

CODA considers Subscribers' confidential trading information to be Participant activity and execution data from their interaction with and usage of the ATS and other CODA services discussed throughout this Form.

Confidential trading information is deemed to include:

1) Subscriber order and conditional liquidity detail (conditional liquidity refers to conditional interests and inbound IOIs collectively, both of which are discussed individually in detail in Part III, Item 7(a));

2) Subscriber execution detail;

3) Individual Subscriber order and execution statistics;

4) FIX messages sent to CODA from Subscribers;

5) FIX messages sent from CODA to Subscribers; and

6) LPRC queries.

Employees are authorized to access confidential trading information when it is necessary to support CODA Markets':

1) Operations;

2) Subscriber support;

3) Business and technological development and support;

4) Systemic testing; and

5) Regulatory reviews, testing, investigations, surveillances, and reporting.

As described in Part III, Item 16(b), FLARE is CODA's outbound router. In addition to public market data, FLARE uses certain Subscriber confidential trading information in order to route and execute individual FLARE-eligible orders at CODA and away markets.

Three types of Subscriber confidential trading information are used in connection with the FLARE order routing services:

1) In order to route FLARE-eligible orders, FLARE has access to and uses the order detail found in the FIX message sent to CODA. For example, FLARE uses the price or effective price on an order to determine the order's marketability. FLARE can then use the order's marketability to determine the routing logic for that order.

2) Execution data specific to the order being executed can be used by FLARE when an order remains live and partially executed. For example, FLARE can reroute unexecuted shares resting at one venue to another venue based on partial execution data specific to that order. This includes execution data from both CODA and away markets.

3) As part of its smart order routing functionality, FLARE is equipped with a machine learning-based process to optimize order routing decisions based on aggregated information about historical routing and execution results involving orders with similar characteristics that have been previously routed. For example, if FLARE previously routed portions of a certain 2,000 share parent order ("parent_order_1"), 1,000 to Venue A in child_order_a and 1,000 to Venue B in child_order_b, and received a complete fill at Venue A and no fill at Venue B, in an effort to increase the likelihood of a fill and improve overall execution performance for future orders, when the FLARE smart order router receives future parent orders that have similar characteristics to parent_order_1 it will use the execution information from parent_order_1, including child_order_a and child_order_b, to determine where to route child orders for that parent. FLARE's smart order router does not have access to any information regarding live orders or conditional liquidity resting in CODA, nor does FLARE have access to unfilled or cancelled orders, or conditional liquidity that was previously live and resting in CODA.

Aside from using historical execution information for regular maintenance and smart order routing optimization, employees are not authorized to use Confidential Information for purposes of operating FLARE.

Personal Trading Accounts:

Employees' are required to obtain compliance approval prior to establishing brokerage accounts. Annually, each employee must attest in writing that they have disclosed to CODA Markets Compliance all their brokerage accounts and they understand and will abide by CODA Markets' personal trading policies. At least quarterly, for each disclosed account, the CODA Markets Compliance Department reviews the trading activity and money movements for insider trading, compliance with CODA Markets policies and anti-money laundering laws.

CODA Markets and Apex FinTech Solutions Inc prohibit all employees, including those with access to Subscriber confidential trading information, from trading based on non-public or other confidential information, which would include Subscriber confidential trading information. Upon hire and annually thereafter, each employee is required to read and attest to understanding and abiding to CODA Markets' Insider Trading and Personal Securities Transactions/Prevention of Misuse of Non-Public Information Policies and Procedures. Distribution and collection of the attestations are handled by CODA Markets Compliance Department.

It is the policy of CODA Markets and its parent company, Apex FinTech Solutions Inc., that employees shall not act as principal in any trading activity, or trade for their own account, in CODA.

CODA Markets maintains secured access to both physical and non-physical assets. Physical access to servers and related infrastructure is limited to key personnel both at the datacenters and at the main office with a combination of keypad and/or fingerprint scanners.   Physical access to desktop terminals is restricted to authorized individuals by physical key and/or electronic locks to gain access to the buildings. Additional keypad access is required to gain access to sensitive / restricted areas within the buildings. Non-physical access to servers / desktops is limited to authorized individuals maintaining active passwords in accordance with CODA Markets password policy. Failure to maintain an active password in accordance with CODA Markets password policy results in revoked access to non-physical assets.

CODA requires completion and approval of new hire and terminated employee and consultant checklist lists for control of access to Subscriber data, prior to commencement of work with the firm and following termination. Subscriber data includes any confidential trading information as defined above, as well as Subscriber onboarding paperwork, trading reports and other Participant identifying documentation.

Written, documented authorization to access confidential trading information is provided by a supervisory principal of CODA Markets. Annual review of each employees' and consultants' access to confidential trading information through systems and physical areas of CODA Markets is conducted. Recognized cybersecurity protocols are documented, enforced and reviewed during periodic cybersecurity meetings.

All business units are part of the parent company as defined in Part II, Item 6(a). All employees are part of the parent company, as defined in Part II, Item 6(a), including, but not limited to interim employees and employees that may be registered with one of Apex Fintech Solutions Inc's other SEC registered broker dealer(s), including Apex Clearing (CRD: 13071) and Apex Pro (CRD: 146122). Business units and employees of the parent company who provide services to CODA ATS are prohibited from accessing and using CODA ATS Confidential Trading Information for any reason other than providing support and supervision to the CODA ATS.

d.   Provide a summary of the roles and responsibilities of any Persons that have access to confidential trading information, the confidential trading information that is accessible by them, and the basis for the access.

~~Management, including the General Manager of Apex Institutional and CODA Markets President, has oversight responsibilities of CODA Markets which require, requiring access to both real-time and post-trade data.~~

The CODA Markets management team, comprised of the CEO, Head of CODA, and FinOp have oversight responsibilities which require access to both real time and post trade data CODA Markets Confidential Trading Information.

The CODA Markets Compliance unit, comprised of a Chief Compliance Officer, Compliance Officer, Compliance Analyst and Data Analyst have CODA Markets responsibilities that require access to real-time and post-trade data. Those responsibilities include, but are not limited to, the supervision of CODA Markets; compliance program, supervisory reviews and testing, trade surveillance, research, investigation and the preparation and analysis of trade data. In the event a member of the CODA Markets Compliance unit is unable to perform their responsibilities, a qualified designee from the parent company, Apex FinTech Solutions Inc, will be named and granted access to both real-time and post-trade data CODA Markets Confidential Trading Information. In certain instances, the qualified designee may be registered with one or more of Apex FinTech Solutions Inc's other SEC registered broker-dealer(s), including Apex Clearing (CRD: 13071) and Apex Pro (CRD: 146122).

The CODA Markets b~~B~~usiness development and institutional support roles, require CODA Markets real-time and post-trade data for responsibilities including trade support, customization, Participant education and oversight.

The CODA Markets Technology unit is comprised of a Head of Technology and a team of developers and network engineers ~~of former PDQ Enterprise employees~~ who are ~~now~~ Apex FinTech Solutions Inc employees. Their responsibilities include oversight of the CODA and Apex FinTech Solutions Inc platforms, hardware and software support, data administration, reporting, network connectivity, data storage and system access. Access to CODA Markets real-time and post trade data allows the team to monitor their systems for, but not limited to performance, accurate order handling and capacity. Additional intraday support is provided by the technology team.

The CODA Markets Operations team, comprised of a Director of Trading and a team of Trading Operations analysts, is the first point of contact for intraday client and trade support. Access to CODA Markets real-time and post-trade data is essential to provide CODA Participants with fast and efficient support while resolving any issues. The Operations team monitors system performance throughout the day as well.

~~The data research team, referred to as~~ ALISA is responsible for building and using tools to analyze the value and efficiencies of CODA Markets' product offering. Additionally, the ALISA team assists in the development of products incorporated into CODA.   Access to real-time and post-trade data is required to thoroughly and accurately analyze CODA's data in a manner that maximizes the value it can provide to the CODA Markets product offering and its Participants.

The Accounting units of CODA Markets along with the parent company Apex FinTech Solutions Inc are responsible for invoicing, audits, accounts payable and financial reconciliation. As a result, the accounting unit has limited access to CODA Markets post-trade data, but not real-time data.

CODA Market's counsel is the Chief Legal Officer of the parent company Apex FinTech Solutions Inc. That individual and any other legal counsel for CODA Markets may need and have access to all forms of confidential trading information in order to perform their duties. All legal counsel are bound by professional obligations of confidentiality.

CODA Markets' FINOP is a principal of the parent company, AFS. ~~CODA Markets' FINOP has access to limited post-trade data in order to perform his or her duties as FINOP.~~

All business units are part of the parent company as defined in Part II, Item 6(a). All employees are part of the parent company, as defined in Part II, Item 6(a), including, but not limited to interim employees and employees that may be registered with one of Apex Fintech Solutions Inc's other SEC registered broker dealer(s), including Apex Clearing (CRD: 13071) and Apex Pro (CRD: 146122). Business units and employees of the parent company who provide services to CODA ATS are prohibited from accessing and using CODA ATS Confidential Trading Information for any reason other than providing support and supervision to the CODA ATS.

RegTec, LLC ("RegTec") is contracted by CODA Markets to support the CODA Markets compliance department. RegTec responsibilities include review of emails and other electronic correspondence according to CODA Markets' regulatory requirements. CODA Markets Compliance Department confirms the reviews by RegTech and addresses escalated items, if applicable. RegTec's work with CODA Markets is subject to a confidentiality agreement.

S3 Matching Technologies LP ("S3") is contracted by CODA Markets to receive order and execution data to produce public and non-public reports through the S3 platform. Those reports include regulatory reports such as those required by Rules 605 and 606. S3's receipt and usage of CODA Markets' data is subject to a confidentiality agreement.

My Virtual Business Unit, LLC ("MYVBU") is contracted by CODA Markets to provide monthly services in accounting, data analysis and pre-market open system checks. MYVBU provides custom automated programming through a variety of different excel based tools as well as an internal reporting system. Reports generated by MYVBU support the accounting, billing and data analysis departments. MYVBU performs a daily review of reports and is instructed to escalate to CODA personnel when certain criteria do not fall within defined parameters. MYVBU performs a pre-market open checklist to ensure CODA systems are started properly and without issue. MYVBU is instructed to notify CODA Markets personnel if an issue is encountered. MYVBU's work with CODA Markets is subject to a confidentiality agreement.